Exhibit 99.1

KINGSWAY ANNOUNCES LETTER OF INTENT
TO SELL NON-STANDARD AUTO BUSINESS

Toronto, Ontario (May 10, 2018) - (TSX: KFS, NYSE: KFS) Kingsway Financial Services Inc. (“Kingsway” or the “Company”) today announced it has entered into a letter of intent to sell its non-standard automobile insurance companies.

Management Comments
Larry G. Swets, Jr., Chief Executive Officer, stated, “After significant debate, we pursued and executed a letter of intent to sell our non-standard auto business. It was a tough decision, but we will now be able to focus our time and resources on growing our Extended Warranty segment. The sale at statutory book value will allow us the liquidity to purchase a portfolio of investments from the insurance company so they can be utilized to fund future warranty acquisitions or merchant banking activity.

“We remain pleased with the trajectory of our Extended Warranty companies. We like warranty businesses and will continue to look for opportunities to grow this segment.”

Letter of Intent for Insurance Underwriting Segment
The letter of intent to sell the non-standard auto business (or the Insurance Underwriting Segment) remains subject to the negotiation and execution of definitive agreements as well as the receipt of regulatory approvals. The transaction is expected to close during the third quarter, at which time the Company would record a loss on disposal of discontinued operations that it currently estimates to be approximately $8.5 million before actual and contingent expenses related to the transaction.

About the Company
Kingsway is a holding company functioning as a merchant bank with a focus on long-term value-creation.  The Company owns or controls subsidiaries primarily in the insurance, extended warranty, asset management and real estate industries and pursues non-control investments and other opportunities acting as an advisor, an investor and a financier. The common shares of Kingsway are listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol “KFS.”

Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. Words such as “expects,” “believes,” “anticipates,” “intends,” “estimates,” “seeks” and variations and similar words and expressions are intended to identify such forward-looking statements. Such forward-looking statements relate to future events or future performance, but reflect Kingsway management’s current beliefs, based on information currently available and include statements relating to the proposed sale of our insurance subsidiaries. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements, including the failure to reach a definitive agreement with respect to the proposed sale of our insurance subsidiaries, the timing to consummate the proposed sale, the failure to obtain necessary regulatory approvals and the diversion of management time on transaction-related matters. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, please refer to the section entitled “Risk Factors” in the Company’s 2017 Annual Report on Form 10-K. Except as expressly required by applicable securities law, the Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Exhibit 99.1

Additional Information
Additional information about Kingsway, including a copy of its 2017 Annual Report and filings on Forms 10-Q and 8-K, can be accessed on the Canadian Securities Administrators’ website at www.sedar.com, on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov or through the Company’s website at www.kingsway-financial.com.

For a current review of the Company and a discussion of its plan to create and sustain long-term shareholder value, management invites you to review its Annual Letter to Shareholders, which may be accessed at the Company’s website or directly at http://bit.ly/kingsway2016.